SembCorp Industries

[redacted]

Co Regn No: 199802418D

08000344

Rule 12g3-2(b) File No. 825109

2 January 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JAN 28 2008
THOMSON FINANCIAL

Kwong Sook May
Company Secretary

Encs

dlw 1/23

C:jesstan SgxnetAnn SECltr

sembcorp

Co Regn No: 199802418D

ANNOUNCEMENT

SUT AND PPU TO BECOME A DIVISION OF SEMBCORP INDUSTRIES

Singapore, January 1, 2008 - Sembcorp Industries Ltd (Sembcorp) wishes to announce that it has entered into an internal restructuring with its wholly owned subsidiary, Sembcorp Utilities Pte Ltd (Sembcorp Utilities), for the acquisition of the latter's SUT and Propylene Purificiation Unit (PPU) divisions. This internal restructuring is to further improve the operational efficiency and integration of the Sembcorp Group.

Under this restructuring, Sembcorp Utilities has transferred the entire assets and business of SUT and PPU, including its current employees, to Sembcorp. Furthermore, all material contracts and agreements with customers and suppliers are to be novated, with Sembcorp assuming all rights and obligations of Sembcorp Utilities. The internal transfer of assets and business is effective from 1 January 2008, and following this, SUT and PPU are to operate as divisions of Sembcorp.

The SUT and PPU Divisions form the backbone of Sembcorp Utilities' successful centralised utilities model in Singapore, supplying utilities services such as steam, industrial wastewater treatment, high grade industrial process water, demineralised water, cooling water, polymer grade propylene, among other utilities services to chemical and petrochemical companies on Jurong Island.

The acquisition is not expected to have a material impact on the Group's earnings per share and the net tangible asset value per share for the current financial year.

By Order of the Board
Kwong Sook May (Ms)
Company Secretary

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